UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: January 2020

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Corporate Update

On January 28, 2020, Motif Bio plc (the “Company”) issued a regulatory news service announcement to provide an update on recent corporate developments following the General Meeting held on 14 November 2019 (the “General Meeting”). A copy of the regulatory news service announcement is attached herein as Exhibit 99.1.

Agreement with Hercules Capital, Inc.

The Company and its wholly owned subsidiary, Motif BioSciences Inc. (“Motif Inc.”), have entered into a loan Amendment and Release agreement with Hercules Capital Inc. ("Hercules"), the senior secured lender to Motif Inc., regarding certain actions which fully satisfy the conditions attached to the Company’s previously announced agreement in principle with Hercules (the “Hercules Agreement”).

Pursuant to the terms of the Hercules Agreement:

1.	Hercules is relinquishing the loan guarantee provided by the Company and relieving Motif Bio plc of any future obligations to Hercules related to the November 2017 Hercules Loan to Motif Inc. (the “Loan Agreement”).

2.	Motif Inc. has granted Hercules a perfected security interest in all of its intellectual property.

3.	To facilitate the wind down of Motif Inc. and potential sale of iclaprim related assets, Hercules has agreed with Motif Inc. to certain forbearance provisions under the Loan Agreement through to June 2020.

4.	The terms of the Hercules Agreement are effective immediately, except for provisions of a release that relate to the pledge of Motif Bio’s interest in Motif Inc. which will become effective no later than 10 May 2020, being approximately 100 days after Hercules’s security interest in all of the intellectual property of Motif Inc. is perfected, provided that no voluntary or involuntary bankruptcy filing has occurred with respect to Motif Bio or Motif Inc.

5.	Consistent with the resolutions passed at the General Meeting, the Company granted to Hercules warrants over 24,267,408 ordinary shares and warrants over 97,069,633 ordinary shares which aggregate to 121,337,041 ordinary shares of 0.01 pence (“Ordinary Shares”), representing a total of 25 per cent of the Company's outstanding share capital (the “Hercules Warrants”). The Hercules Warrants will expire on 27 January 2025 and have an exercise price of 0.42 pence, which is consistent with the placing price of the Company’s Conditional Placing, which was announced on 2 October 2019.

6.	Motif Inc. has ceased all operations and has engaged Tamarack Associates to facilitate the sale of iclaprim and other assets of Motif Inc. In spite of a comprehensive outreach program, no transaction is currently pending for the sale of Motif Inc.’s assets and there is no assurance that there will be a transaction to monetize the assets.

7.	Consistent with the wind-down of operations of Motif Inc. and potential future sale of its assets, John Palmer of Tamarack Associates is being appointed as sole Executive Officer of Motif Inc. and Bernadette Barron of Barron Business Consultants is being appointed as the sole, independent non-executive officer of Motif Inc. Concurrent with these appointments, Graham Lumsden, Jonathan Gold, and David Huang have resigned as officers of Motif Inc. and Graham Lumsden has resigned as director of Motif Inc.

8.	Consistent with the information provided in the circular dated 25 October 2019, current directors have agreed to forfeit their outstanding vested and non-vested options. Graham Lumsden is voluntarily forfeiting 8,148,800 vested and non-vested options, Jonathan Gold is voluntarily forfeiting 1,330,941 vested and non-vested options, and Bruce Williams is voluntarily forfeiting 422,118 vested and non-vested options.

9.	Consistent with the information provided in the circular dated 25 October 2019, former directors Dr. Craig Albanese, Charlotta Ginman, Zaki Hosny, Dr. Mary Lake Polan, and Andrew Powell have forfeited their previously outstanding vested and non-vested options. In exchange for their forfeiture of their previously agreed Board fees, the Company is issuing to each of the above named former directors options over 1,200,000 ordinary shares at an exercise price of 0.24 pence (being the closing price on the date of execution of the Hercules agreement).

Reclassification as a Rule 15 Cash Shell

Following the execution of the Hercules Agreement, the Company will be reclassified as an AIM Rule 15 cash shell with immediate effect. As such, the Company will be required to make an acquisition which constitutes a reverse takeover under the AIM Rules within six months, failing which the Company's ordinary shares would be suspended from trading on AIM pursuant to AIM Rule 40.

The Company’s Directors are focused on sourcing an appropriate reverse takeover candidate for Motif Bio. There is no assurance that the effort will be successful to source and/or complete a reverse takeover transaction. The Company’s Directors will provide shareholders with further updates as appropriate.

Current Financial Position

Motif Bio’s cash balance was approximately £0.4 million as at 27 January 2020 and the Company currently has sufficient working capital to May 2020. As such, the Directors continue to impose disciplined cost controls and the Company is maintaining very limited operations.

Exhibits

Exhibit 99.1	Regulatory News Service announcement issued on January 28, 2020, entitled “Corporate Update; Agreement with Hercules Capital, Inc.; Reclassification as a Rule 15 Cash Shell.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name:	Graham Lumsden
Title:	Chief Executive Officer

Date: January 29, 2020